UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the registrant:	Apple Inc.

2. Name of person relying on exemption:

Carl C. Icahn	Icahn Enterprises Holdings L.P.
Icahn Partners LP	Icahn Enterprises G.P. Inc.
Icahn Partners Master Fund LP	Beckton Corp.
Icahn Onshore LP	High River Limited Partnership
Icahn Offshore LP	Hopper Investments LLC
Icahn Capital LP	Barberry Corp.
IPH GP LLC

3. Address of person relying on exemption:

c/o Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, NY 10153
Attn: General Counsel
(212) 702-4300

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

On February 7, 2014, Carl C. Icahn sent the following Tweets relating to Apple under the Twitter handle @Carl_C_Icahn (https://twitter.com/Carl_C_Icahn):

“Tim Cook again confirms $AAPL will launch new products in new categories (plural) this year. Wall Street apparently still not listening.”

“$GOOG @ 19x2014 est operating profit. At same multiple $AAPL=$1,245 per share. Ridiculous. Keep buying Tim! You still have $145 billion cash”